UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Grupo Aeroportuario del Pacifico Announces Results for the Fourth Quarter of 2019

GUADALAJARA, Mexico, Feb. 20, 2020 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reported its consolidated results for the fourth quarter ended December 31, 2019. Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). On October 10, 2019, the Company took control and began to operate the Kingston airport, therefore figures corresponding to 4Q19 and fiscal year 2019 include information of this airport as of that date.

Summary of Results 4Q19 vs. 4Q18

  The sum of aeronautical and non-aeronautical services revenues increased by Ps. 419.5 million, or 12.7%. Total revenues increased by Ps. 834.1 million, or 22.3%.

  Cost of services increased by Ps. 67.9 million, or 9.6%.

  Operating income increased by Ps. 72.7 million, or 3.9%.

  EBITDA increased by Ps. 155.8 million, or 6.9%. EBITDA margin (excluding the effects of IFRIC 12) decreased from 68.4% in 4Q18 to 65.0% in 4Q19.

  Net income and comprehensive income decreased by Ps. 376.4 million, or 26.7%, mainly due to the currency translation effect, as well as the cash flow reserve. Net income increased by Ps. 235.6 million, or 19.7%.

Operating Results

During 4Q19, total terminal passengers at the Company’s 14 airports increased by 1,283.1 thousand passengers, or 11.2%, compared to 4Q18. Over the same period, domestic passenger traffic increased by 529.7 thousand passengers, while international passenger traffic increased by 750.2 thousand passengers.

In the traffic tables below, we have reflected the users of the Cross Border Xpress (CBX) under the international passenger numbers for the Tijuana airport.

During 4Q19, the following routes opened:

Domestic Routes:

Airline	Departure	Arrival	Opening date	Frequencies
Volaris	Tijuana	Tapachula	October 27, 2019	2 weekly frequencies
Volaris	Los Cabos	Monterrey	October 29, 2019	2 weekly frequencies
TAR	Aguascalientes	Monterrey	November 4, 2019	3 weekly frequencies
Viva Aerobus	Tijuana	Puerto Vallarta	December 13, 2019	3 weekly frequencies
Viva Aerobus	Puerto Vallarta	Tijuana	December 13, 2019	3 weekly frequencies
Aeroméxico	Puerto Vallarta	Monterrey	December 19, 2019	1 daily frequency
Aeroméxico	Tijuana	Querétaro	December 19, 2019	1 daily frequency
Note: The frequency of flights on these routes is subject to change without prior notice.

International Routes:

Airline	Departure	Arrival	Opening date	Frequencies
Swoop	Puerto Vallarta	Edmonton	October 19, 2019	2 weekly frequencies
Volaris	Guanajuato	Fresno	October 28, 2019	2 weekly frequencies
Swoop	Los Cabos	Edmonton	November 2, 2019	3 weekly frequencies
West Jet	Los Cabos	Victoria	November 5, 2019	1 weekly frequency
TUI Airways	Los Cabos	Londres - Gatwick	November 14, 2019	1 weekly frequency
Swoop	Los Cabos	Winnipeg	November 17, 2019	2 weekly frequencies
American	Montego Bay	New York (JFK)	November 21, 2019	1 daily frequency
LATAM	Montego Bay	Lima	December 2, 2019	3 weekly frequencies
VivaAerobus	Guadalajara	Chicago O´hare	December 7, 2019	1 daily frequency
VivaAerobus	Morelia	Chicago O´hare	December 8, 2019	3 weekly frequencies
VivaAerobus	Guanajuato	Chicago O´hare	December 9, 2019	2 weekly frequencies
Swoop	Puerto Vallarta	Winnipeg	December 10, 2019	1 weekly frequency
Caribbean Airlines	Kingston	Owen Roberts Intl	December 17, 2019	2 weekly frequencies
Sun Country	Los Cabos	Portland	December 18, 2019	2 weekly frequencies
Note: The frequency of flights on these routes is subject to change without prior notice.

Domestic Terminal Passengers – 13 airports (in thousands):
Airport	4Q18	4Q19	Change	12M18	12M19	Change
Guadalajara	2,687.6	2,730.0	1.6%	10,313.5	10,495.8	1.8%
Tijuana*	1,367.5	1,528.7	11.8%	5,501.8	5,979.7	8.7%
Los Cabos	415.4	468.2	12.7%	1,672.2	1,915.7	14.6%
Puerto Vallarta	388.9	468.2	20.4%	1,605.3	1,839.3	14.6%
Montego Bay	1.7	2.4	37.0%	8.5	9.2	9.0%
Guanajuato	467.0	534.6	14.5%	1,654.3	2,056.9	24.3%
Hermosillo	428.4	488.1	13.9%	1,674.9	1,803.8	7.7%
Mexicali	305.5	320.8	5.0%	1,132.6	1,191.9	5.2%
La Paz	236.8	255.0	7.7%	914.9	995.4	8.8%
Morelia	114.1	136.0	19.2%	369.2	478.8	29.7%
Aguascalientes	171.1	169.6	(0.8%)	676.8	635.2	(6.1%)
Los Mochis	88.8	101.6	14.4%	338.5	384.4	13.5%
Manzanillo	25.2	24.9	(1.2%)	97.2	95.3	(1.9%)
Total	6,698.1	7,228.0	7.9%	25,959.8	27,881.6	7.4%
*CBX users are classified as international passengers

International Terminal Passengers – 13 airports (in thousands):
Airport	4Q18	4Q19	Change	12M18	12M19	Change
Guadalajara	1,012.7	1,116.0	10.2%	4,038.0	4,350.5	7.7%
Tijuana*	689.5	810.0	17.5%	2,333.3	2,946.1	26.3%
Los Cabos	868.5	928.7	6.9%	3,576.8	3,693.4	3.3%
Puerto Vallarta	776.7	794.3	2.3%	3,161.7	3,212.5	1.6%
Montego Bay	1,076.8	1,083.2	0.6%	4,474.0	4,698.5	5.0%
Guanajuato	165.8	170.8	3.0%	684.5	698.9	2.1%
Hermosillo	17.6	18.6	5.7%	68.8	70.2	2.1%
Mexicali	1.6	1.8	11.8%	5.9	6.9	17.1%
La Paz	3.2	3.4	5.8%	11.4	12.8	11.8%
Morelia	89.6	106.1	18.4%	360.4	418.9	16.2%
Aguascalientes	47.5	58.9	23.9%	191.7	223.2	16.4%
Los Mochis	1.5	1.5	2.5%	6.3	6.9	10.2%
Manzanillo	16.3	18.6	14.0%	75.3	79.4	5.4%
Total	4,767.1	5,111.8	7.2%	18,988.1	20,418.4	7.5%
*CBX users are classified as international passengers

Total Terminal Passengers – 13 airports (in thousands):						Table III
Airport	4Q18	4Q19	Change	12M18	12M19	Change
Guadalajara	3,700.3	3,846.1	3.9%	14,351.6	14,846.3	3.4%
Tijuana *	2,057.0	2,338.6	13.7%	7,835.1	8,925.9	13.9%
Los Cabos	1,283.9	1,396.9	8.8%	5,249.0	5,609.1	6.9%
Puerto Vallarta	1,165.5	1,262.6	8.3%	4,767.1	5,051.9	6.0%
Montego Bay	1,078.6	1,085.6	0.7%	4,482.4	4,707.7	5.0%
Guanajuato	632.7	705.3	11.5%	2,338.8	2,755.8	17.8%
Hermosillo	446.0	506.7	13.6%	1,743.8	1,874.1	7.5%
Mexicali	307.2	322.6	5.0%	1,138.5	1,198.8	5.3%
La Paz	240.0	258.4	7.6%	926.3	1,008.1	8.8%
Morelia	203.7	242.1	18.8%	729.6	897.8	23.0%
Aguascalientes	218.6	228.5	4.5%	868.5	858.4	(1.2%)
Los Mochis	90.3	103.1	14.2%	344.8	391.3	13.5%
Manzanillo	41.5	43.5	4.8%	172.5	174.7	1.3%
Total	11,465.5	12,339.6	7.6%	44,947.9	48,299.9	7.5%
*CBX users are classified as international passengers

CBX Users (in thousands):
Airport	4Q18	4Q19	Change	12M18	12M19	Change
Tijuana	675.4	797.0	18.0%	2,261.5	2,897.9	28.1%

Kingston Airport (in thousands):
Passengers	4Q18	4Q19	Change	12M18	12M19	Change
Domestic	N/A	3.2	N/A	N/A	3.2	N/A
International	N/A	405.5	N/A	N/A	405.5	N/A
Total	N/A	408.7	N/A	N/A	408.7	N/A

Total Passengers – 14 airports (in thousands):
Passengers	4Q18	4Q19	Change	12M18	12M19	Change
Domestic	6,698.1	7,231.2	8.0%	25,959.8	27,884.8	7.4%
International	4,767.1	5,517.3	15.7%	18,988.1	20,823.9	9.7%
Total	11,465.5	12,748.5	11.2%	44,947.9	48,708.6	8.4%

Consolidated Results for the Fourth Quarter of 2019 (in thousands of pesos):
	4Q18	4Q19	Change
Revenues
Aeronautical services	2,463,008	2,771,105	12.5%
Non-aeronautical services	851,166	962,547	13.1%
Improvements to concession assets (IFRIC 12)	425,757	840,402	97.4%
Total revenues	3,739,931	4,574,055	22.3%

Operating costs
Costs of services:	705,634	773,571	9.6%
Employee costs	188,514	248,330	31.7%
Maintenance	186,767	176,241	(5.6%)
Safety, security & insurance	101,706	118,108	16.1%
Utilities	93,440	110,737	18.5%
Other operating expenses	135,207	120,155	(11.1%)

Technical assistance fees	107,773	116,536	8.1%
Concession taxes	274,274	402,758	46.8%
Depreciation and amortization	405,887	489,007	20.5%
Cost of improvements to concession assets (IFRIC 12)	425,757	840,402	97.4%
Other expenses (income)	(40,708)	17,751	(143.6%)
Total operating costs	1,878,617	2,640,025	40.5%
Income from operations	1,861,314	1,934,030	3.9%

Financial Result	(128,150)	(183,924)	43.5%
Share of profit (loss) of associates	(100)	91	191.0%
Income before income taxes	1,733,065	1,750,197	1.0%
Income taxes	(537,798)	(319,297)	(40.6%)
Net income	1,195,266	1,430,900	19.7%
Currency translation effect	216,170	(223,078)	(203.2%)
Cash flow hedges, net of income tax	-	(172,094)	100.0%
Remeasurements of employee benefit – net income tax	(303)	(964)	218.2%
Comprehensive income	1,411,133	1,034,764	(26.7%)
Non-controlling interest	(48,923)	3,458	107.1%
Comprehensive income attributable to controlling interest	1,362,210	1,038,222	(23.8%)

	4Q18	4Q19	Change
EBITDA	2,267,200	2,423,037	6.9%
Comprehensive income	1,411,133	1,034,764	(26.7%)
Comprehensive income per share (pesos)	2.5154	1.8445	(26.7%)
Comprehensive income per ADS (US dollars)	1.3337	0.9780	(26.7%)

Operating income margin	49.8%	42.3%	(15.0%)
Operating income margin (excluding IFRIC 12)	56.2%	51.8%	(7.8%)
EBITDA margin	60.6%	53.0%	(12.6%)
EBITDA margin (excluding IFRIC 12)	68.4%	65.0%	(5.1%)
Costs of services and improvements / total revenues	30.3%	35.3%	16.6%
Cost of services / total revenues (excluding IFRIC 12)	21.3%	20.7%	(2.7%)

- Net income and comprehensive income per share were calculated based on 561,000,000 outstanding shares. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 18.8600 per U.S. dollar (the noon buying rate on December 31, 2019, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of the Montego Bay airport and the Kingston airport, the average monthly exchange rate of Ps. 19.2819 per U.S. dollar for the three months ended December 31, 2019 was used.

Revenues (4Q19 vs. 4Q18)

  Aeronautical services revenues increased by Ps. 308.1 million, or 12.5%
  Non-aeronautical services revenues increased by Ps. 111.4 million, or 13.1%
  Revenues from improvements to concession assets increased by Ps. 414.6 million, or 97.4%
  Total revenues increased by Ps. 834.1 million, or 22.3%

- Aeronautical services revenues include:

i. Revenues from the Mexican airports increased by Ps. 168.5 million, or 7.9%, compared to 4Q18, generated mainly by an increase of Ps. 86.1 million in revenues from passenger charges, as result of the 8.3% growth in total passenger traffic, as well as an increase of revenues from aircraft landing and aircraft parking charges of Ps. 73.4 million. Inflation applicable to the passenger charges for 4Q19 decreased by 0.2%.

ii. Revenues from the Montego Bay airport decreased by Ps. 2.1 million, or 0.6%, compared to 4Q18. This was mainly due to a 2.8% appreciation of the Mexican peso against the U.S. dollar, from an average exchange rate of Ps. 19.8333 in 4Q18 to an average exchange rate of Ps. 19.2819 in 4Q19.  Despite this decrease in revenues, dollar-generated revenues increased by 2.2% due to an increase in passenger traffic of 0.6%, as well as an increase in passenger charges due to inflation effects.

iii. The consolidation of aeronautical revenues from the Kingston airport contributed Ps. 141.7 million to revenues.

- Non-aeronautical services revenues include:

i. The Mexican airports contributed an increase of Ps. 74.2 million, or 10.4%, compared to 4Q18, mainly driven by an increase of Ps. 57.0 million in revenues from businesses operated by third parties. This was mainly due to the opening of commercial spaces at the Aguascalientes, Guadalajara, Puerto Vallarta and Tijuana airports, as well as the increase in revenues from car rentals, food and beverages, commercial spaces, timeshares and duty-free stores.

Revenues from businesses operated directly by the Company increased by Ps. 15.2 million, or 7.0%, mainly due to an increase in revenues from VIP lounges and convenience stores, which increased as a result of the openings that took place during 2019.

ii. Revenues from the Montego Bay airport in 4Q19 decreased by Ps. 0.8 million, or 0.6%, mainly driven by the 2.8% appreciation of the Mexican peso against the U.S. dollar during the quarter. However, revenues in 4Q19 increased by 2.2%, mainly due to an increase in revenues from food and beverages, commercial spaces and duty-free stores.

iii. The consolidation of the Kingston airport contributed Ps. 38.0 million to non-aeronautical revenue.

	4Q18	4Q19	Change
Businesses operated by third parties:
Duty-free operations	124,625	138,939	11.5%
Food and beverage operations	87,411	121,499	39.0%
Retail operations	85,696	98,476	14.9%
Car rentals	89,061	97,772	9.8%
Leasing of space	61,179	61,352	0.3%
Time shares operations	50,858	57,827	13.7%
Ground transportation	34,233	37,068	8.3%
Communications and financial services	21,585	21,237	(1.6%)
Other commercial revenues	14,852	19,527	31.5%
Total	569,500	653,698	14.8%

Businesses operated directly by us:
Car parking	81,009	85,147	5.1%
VIP lounges	67,573	71,584	5.9%
Advertising	53,334	48,698	(8.7%)
Convenience stores	29,151	45,867	57.3%
Total	231,067	251,296	8.8%
Recovery of costs	50,599	57,553	13.7%
Total Non-aeronautical Revenues	851,166	962,547	13.1%
Figures expressed in thousands of Mexican pesos.

- Revenues from improvements to concession assets1
Revenues from improvements to concession assets (IFRIC 12) increased by Ps. 414.6 million, or 97.4%, compared to 4Q18, mainly due to an increase in committed investments under the Master Development Program for the Mexican airports for 2019, which resulted in an increase of Ps. 595.4 million, or 308.7% that was offset by a decrease in revenues from improvements to concession assets at the Montego Bay airport of Ps. 180.7 million, or 77.6%.

Total operating costs increased by Ps. 761.4 million, or 40.5%, compared to 4Q18, comprised of the following:

Mexican Airports:

- Operating costs increases of Ps. 743.9 million, or 57.4%, compared to 4Q18, mainly due to an increase in the cost of improvements to the concession assets (IFRIC 12) for Ps. 595.4 million, technical assistance fees and cost of rights over the concession assets of Ps. 20.8 million, or 8.4%, jointly, depreciation and amortization of Ps. 70.2 million, or 22.3%. This was offset by a decrease in other revenues of Ps. 58.3 million and a decrease in the cost of services of Ps. 1.0 million.

The decrease in the cost of services was mainly due to:

  A decrease in maintenance expenses of Ps. 18.9 million, or 11.4%, compared to 4Q18, mainly due to lower maintenance costs with respect to the operational areas of the terminal buildings, documented baggage inspection equipment, road developments, and license renewals, which costs jointly decreased by Ps. 15.5 million, or 9.3%.
  A decrease in other operating expenses of Ps. 16.0 million, or 13.0%, compared to 4Q18, mainly due to lower legal service fees, which decreased by Ps. 11.5 million, or 9.9%.
  An increase in employee costs of Ps. 34.6 million, or 22.2%, compared to 4Q18, due to salary raises, and an increase in personnel count.

Montego Bay Airport:

- Operating costs decreased by Ps. 166.3 million, or 28.6%, compared to 4Q18, mainly due to a decrease in improvements to concession assets (IFRIC 12) of Ps. 180.7 million, and a decrease in cost of services of Ps. 5.2 million, which was offset by an increase in depreciation and amortization of Ps. 10.8 million or 11.8%, and higher cost of rights over the concession assets of Ps. 8.8 million.

Kingston Airport:

- The consolidation of the Kingston airport resulted in an increase in expenses of Ps. 183.8 million in 4Q19, mainly due to costs for rights over concession assets of Ps. 107.6 million, employee costs of Ps. 23.8 million, utility costs of Ps. 21.8 million, security and insurance costs of Ps. 15.7 million and maintenance expenses of Ps. 7.8 million.

Operating margin for 4Q19 decreased by 750 basis points, from 49.8% in 4Q18 to 42.3% in 4Q19. Excluding the effects of IFRIC 12, operating margin decreased by 440 basis points, from 56.2% in 4Q18 to 51.8% in 4Q19. Operating income increased by Ps. 72.7 million, or 3.9%, compared to 4Q18.

EBITDA margin decreased by 760 basis points from 60.6% in 4Q18 to 53.0% in 4Q19. Excluding the effects of IFRIC 12, EBITDA margin decreased by 340 basis points from 68.4% in 4Q18 to 65.0% in 4Q19. The decrease was mainly due to the consolidations of the Kingston airport. The nominal value of EBITDA increased by Ps. 155.8 million, or 6.9%, compared to 4Q18.

The net financial result increased by Ps. 55.8 million, from a net expense of Ps. 128.1 million in 4Q18 to a net expense of Ps. 183.9 million in 4Q19. This increase was mainly the result of:

  Foreign exchange rate fluctuations, which went from a Ps. 10.5 million expense in 4Q18 to Ps. 39.8 million in 4Q19, mainly due to an 4.7% depreciation of the Mexican peso against the U.S. dollar in 4Q18, compared to an appreciation of 4.0% in 4Q19, thereby generating an increase in the foreign exchange expense of Ps. 29.2 million. The currency translation effect represented a higher loss of Ps. 435.1 million, compared to 4Q18 and is reflected in the consolidated income.

  An increase in interest expenses of Ps. 3.7 million compared to 4Q18, mainly due to a the decline in the fair value of hedging instruments, which was offset by higher debt derived from the issuance of long-term bond certificates (Certificados Bursátiles) and bank debt for Ps. 3,095.1 million, and an increase in interest rates.

  A decrease in interest income of Ps. 22.9.4 million, or 13.9%, mainly due to the decline in the fair value of the hedging instruments for Ps. 30.5 million, and offset by an increase in interest of Ps. 7.6 million due to an increase in the average monthly treasury amount during 4Q19.

Comprehensive income decreased by Ps. 376.4 million, or 26.7%, compared to 4Q18.

This decrease was mainly the result of an exchange rate loss resulting from the foreign exchange conversion effects of Ps. 435.1 million, or 203.2%, as well as the valuation of the fair value of the hedging instruments for cash flow coverage for Ps. 172.1 million. Net income rose by Ps. 235.6 million, or 19.7% in 4Q19.

Income taxes decreased by Ps. 218.5 million, or 40.6% in 4Q19. This was a result of a lower incurred tax of Ps. 164.4 million and the decline in the benefit from deferred income tax of Ps. 54.1 million, due to lower accumulated inflation that went from 2.3% in 4Q18 to an inflation of 1.9% in 4Q19.

Consolidated Results for the Twelve Months of 2019 (in thousands of pesos):
	12M18	12M19	Change
Revenues
Aeronautical services	9,499,154	10,547,720	11.0%
Non-aeronautical services	3,183,532	3,771,500	18.5%
Improvements to concession assets (IFRIC 12)	1,440,204	1,906,801	32.4%
Total revenues	14,122,890	16,226,021	14.9%

Operating costs
Costs of services:	2,453,722	2,744,864	11.9%
Employee costs	773,630	877,068	13.4%
Maintenance	528,929	578,510	9.4%
Safety, security & insurance	386,079	428,208	10.9%
Utilities	334,994	380,370	13.5%
Other operating expenses	430,090	480,708	11.8%

Technical assistance fees	411,477	461,549	12.2%
Concession taxes	1,076,350	1,318,220	22.5%
Depreciation and amortization	1,569,637	1,776,137	13.2%
Cost of improvements to concession assets (IFRIC 12)	1,440,204	1,906,801	32.4%
Other (income) expense	(73,152)	1,212	(101.7%)
Total operating costs	6,878,238	8,208,783	19.3%
Income from operations	7,244,652	8,017,238	10.7%

Financial Result	(236,033)	(671,132)	184.3%
Share of (loss) profit of associates	(947)	79	108.3%
Income before income taxes	7,007,672	7,346,185	4.8%
Income taxes	(1,869,041)	(1,891,443)	1.2%
Net income	5,138,631	5,454,742	6.2%
Currency translation effect	(103,569)	(269,440)	160.2%
Cash flow hedges, net of income tax	-	(172,094)	100.0%
Remeasurements of employee benefit – net income tax	(161)	(1,404)	770.8%
Comprehensive income	5,034,901	5,011,804	(0.5%)
Non-controlling interest	(98,375)	(74,777)	24.0%
Comprehensive income attributable to controlling interest	4,936,526	4,937,027	0.0%

	12M18	12M19	Change
EBITDA	8,814,289	9,793,374	11.1%
Comprehensive income	5,034,902	5,011,804	(0.5%)
Comprehensive income per share (pesos)	8.9749	8.9337	(0.5%)
Comprehensive income per ADS (US dollars)	4.7587	4.7368	(0.5%)

Operating income margin	51.3%	49.4%	(3.7%)
Operating income margin (excluding IFRIC 12)	57.1%	56.1%	(1.8%)
EBITDA margin	62.4%	60.4%	(3.3%)
EBITDA margin (excluding IFRIC 12)	69.5%	68.4%	(1.6%)
Costs of services and improvements / total revenues	27.6%	28.7%	4.0%
Cost of services / total revenues (excluding IFRIC 12)	19.3%	19.2%	(0.9%)

- Net income and comprehensive income per share were calculated based on 561,000,000 outstanding shares. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 18.8600 per U.S. dollar (the noon buying rate on December 31, 2019, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of the Montego Bay airport and the Kingston airport, the average monthly exchange rate of Ps. 19.2616 per U.S. dollar for the twelve months ended December 31, 2019 was used.

Revenues (12M19 vs 12M18)

  Aeronautical services revenues increased by Ps. 1,048.6 million, or 11.0%.
  Non-aeronautical services revenues increased by Ps. 588.0 million, or 18.5%.
  Revenues from improvements to concession assets increased by Ps. 466.6 million, or 32.4%.
  Total revenues increased by Ps. 2,103.1 million, or 14.9%.

- Aeronautical services revenues include:

i. Revenues from the Mexican airports in 12M19 increased by Ps. 814.4 million, or 10.1%, compared to 12M18, generated primarily by an increase of Ps. 589.9 million in revenues from passenger charges, as result of the 7.7% increase in total passenger traffic, as well as an increase of revenues from aircraft landing, aircraft parking fees and other airport services, which jointly increased by Ps. 205.1 million. Inflation applicable to the passenger charges for the 12M19 was 0.7%.

ii. Revenues from the Montego Bay airport increased by Ps. 92.5 million, or 6.5%, compared to 12M18. This was primarily due to a 5.0% increase in passenger traffic and the adjustment in passenger charges as a result of an inflation rate of 2.3%.

iii. The consolidation of the Kingston airport contributed Ps. 141.7 million to non-aeronautical revenue.

- Non-aeronautical services revenues include:

i. The Mexican airports contributed an increase of Ps. 508.5 million, or 19.3%, compared to 12M18, driven mainly by a Ps. 310.6 million increase in revenues from third-party operated businesses. This was mainly due to the expansions of the terminal buildings and contract renegotiations at the Aguascalientes, Guanajuato, Guadalajara, Hermosillo, Puerto Vallarta and Tijuana airports. The business lines that experienced the most growth were food and beverage, car rentals, duty-free stores, retail stores, timeshares and commercial spaces, which jointly increased by Ps. 283.7 million.

Revenues from businesses operated directly by the Company increased by Ps. 168.2 million or 20.6%, mainly due to an increase in car parking revenues, convenience stores and VIP lounges. The latter two categories increased as a result of the openings that took place during 2019.

The recovery of cost increase by Ps. 29.7 million compared to 12M18.

ii. Montego Bay airport revenues increased by Ps. 41.5 million, or 7.6% in 12M19, compared to 12M18, mainly due to a 7.2% increase in revenues from duty-free stores, retail stores, leasing of space and food and beverages, as well as to the 0.1% depreciation of the peso versus the U.S. dollar during 12M19.

iii. The consolidation of the Kingston airport contributed Ps. 38.0 million to non-aeronautical revenue.

	12M18	12M19	Change
Businesses operated by third parties:
Duty-free operations	468,311	527,337	12.6%
Food and beverage operations	336,962	482,508	43.2%
Retail operations	344,994	380,879	10.4%
Car rentals	310,254	378,583	22.0%
Leasing of space	229,121	246,055	7.4%
Time shares operations	196,517	222,423	13.2%
Ground transportation	129,535	143,231	10.6%
Communications and financial services	81,747	87,608	7.2%
Other commercial revenues	56,828	65,833	15.8%
Total	2,154,267	2,534,457	17.6%

Businesses operated directly by us:
Car parking	320,575	368,750	15.0%
VIP lounges	222,736	273,116	22.6%
Advertising	177,917	193,737	8.9%
Convenience stores	107,148	165,465	54.4%
Total	828,376	1,001,068	20.8%
Recovery of costs	200,889	235,975	17.5%
Total Non-aeronautical Revenues	3,183,532	3,771,500	18.5%
Figures expressed in thousands of Mexican pesos.

- Revenues from improvements to concession assets2
Revenues from improvements to concession assets (IFRIC 12) increased by Ps. 466.6 million, or 32.4%, compared to 12M18, mainly due to an increase of Ps. 876.2 million or 98.0% in committed investments under the Master Development Program for the Mexican airports for the year 2019, compared to the year 2018. This result was offset by a decrease in revenues from improvements to concession assets at the Montego Bay airport of Ps. 409.6 million, or 75.0%, compared to 2018.

Total operating costs during 12M19 increased by Ps. 1,330.5 million, or 19.3%, compared to 12M18, and included the following:

Mexican Airports:

- Operating Costs increased by Ps. 1,408.7 million, or 28.1%, mainly due to an increase in the cost of improvements to concession assets (IFRIC 12) of Ps. 876.2 million, or 98.0%, an increase in the cost of services of Ps. 202.2 million, or 10.1%, an increase in technical assistance fees and the cost of rights to concession assets of Ps. 115.6 million, or 12.2%, and depreciation and amortization of Ps. 159.6 million, or 13.1%.

The increase in the cost of services was mainly due to:

  An increase in employee costs of Ps. 71.1 million, or 10.9%, mainly due to an increase in personnel count and salary raises.

  Other operating expenses increased by Ps. 50.4 million or 13.7%, mainly due to an increase of Ps. 45.1 million, or 41.0%, in cost of sales in VIP lounges, convenience stores, as well as professional service fees.
  Maintenance costs increased by Ps. 37.6 million, or 8.3%, mainly due to maintenance of operating areas, terminal buildings, cleaning services and documented baggage inspection equipment.
  Utility costs increased by Ps. 30.0 million, or 13.0%, due to the additional square meters in terminal buildings as a result of the expansions and higher energy prices during 2019.

Montego Bay Airport:

- Operating costs decreased by Ps. 262.0 million, or 14.0% compared to 2018, mainly due to a decrease in improvements to concession assets (IFRIC12) of Ps. 409.6 million, which was offset by an increase in the concession assets rights of Ps. 68.7 million, or 12.7%, depreciation and amortization of Ps. 44.8 million or 12.6%, as well as, cost of services of Ps. 14.9 million, or 3.4%.

Kingston Airport:

- The consolidation of the Kingston airport resulted in an increase in expenses of Ps. 183.8 million during 4Q19, mainly due to costs for rights over concession assets of Ps. 107.6 million, employee costs of Ps. 23.8 million, utility costs of Ps. 21.8 million, security and insurance costs of Ps. 15.7 million and maintenance expenses of Ps. 7.8 million.

Operating margin decreased by 190 basis points from 51.3% in 12M18 to 49.4% in 12M19. Operating margin, excluding the effects of IFRIC 12, decreased by 100 basis points, from 57.1% to 56.1% in 12M19. Operating income increased by Ps. 772.6 million, or 10.7%, compared to 12M18.

EBITDA margin decrease by 200 basis points from 62.4% in 12M18 to 60.4% in 12M19. EBITDA margin, excluding the effects of IFRIC 12, decreased by 110 basis points from 69.5% in 12M18 to 68.4% in 12M19. The nominal value of EBITDA increased by Ps. 979.1 million, or 11.1%, compared to 12M18.

The net financial result increased by Ps. 435.1 million, from a net expense of Ps. 236.0 million in 12M18 to a net expense of Ps. 671.1 million in 12M19. This increase was mainly the result of:

  The foreign exchange gain decreased from a gain of Ps. 199.7 million in 12M18 to a gain of Ps. 88.8 million in 12M19, due to a 0.3% appreciation of the Mexican peso against the U.S. dollar in 12M18 compared to an appreciation of 4.3% in 12M19, which generated a decrease in foreign exchange gain of Ps. 110.9 million. In addition, the effect in foreign currency translation effect resulted in an increase in net loss of Ps. 161.7 million compared to 12M18. This result is reflected in the comprehensive income line item.

  Interest expenses increased by Ps. 419.7 million compared to 12M18, mainly due to an increase in debt derived from the issuance of long-term bond certificates (Certificados Bursátiles) of Ps. 3,095.1 million, as well as an increase in interest rates compared to 12M18.

  Interest income increased by Ps. 95.5 million, due to the increase in the Company’s cash position during 2019 and higher average interest rates.

Comprehensive income decreased by Ps. 23.1 million, or 0.5%, compared to 12M18.

This decline was mainly the result of higher foreign exchange conversion effects of Ps. 165.9 million and the fair value variation of free cash flow hedging instruments of Ps. 172.1 million. Net Income increased by Ps. 316.1 million or 6.2% in 12M19.

Income taxes increased by Ps. 22.4 million, or 1.2%, due to a decline in the benefit from deferred income tax of Ps. 84.1 million, derived from a lower inflation rate, which went from an inflation rate of 4.8% in 12M18 to an inflation of 2.8% in 2019, as well as the decrease in taxes incurred of Ps. 61.7 million.

Statement of Financial Position

Total assets as of December 31, 2019 increased by Ps. 2,027.3 million compared to December 31, 2018, primarily due to the following items, among others: (i) cash and cash equivalents of Ps. 1,348.7 million, (ii) improvements to concession assets of Ps. 1,080.5 million, and (iii) an increase in deferred taxes of Ps. 176.7 million. This result was offset by a decrease in airport concessions of Ps. 590.5 million.

Total liabilities as of December 31, 2019 increased by Ps. 3,129.6 million compared to the same period of 2018. This increase was primarily due to the following items, among other: (i) an increase in long-term bond certificates (Certificados Bursátiles) of Ps. 3.0 billion and (ii) an increase in derivative instruments of Ps. 265.9 million.

Recent Events

On February 13, 2020 the Company issued 30 million long-term bond certificates (Certificados Bursátiles) in Mexico under the ticker symbol “GAP20”, at a nominal value of Ps. 100 each, for a total value of Ps. 3.0 billion. These bond certificates were issued under the following terms, among others, (i) interest will be payable every 28 days at a variable rate of TIIE-28 plus 17 basis points and (ii) principal will be due at maturity on February 6, 2025. The proceeds from the issuance will be allocated towards the payment of the bond certificates that were issued on February 20, 2015 under the ticker symbol “GAP15” and towards initiating the capital investments set forth in the Company’s Master Development Plan for 2020.

On February 14, 2020 the Company made the maturity payment of the “GAP15” issuance, equivalent to 22 million bond certificates for a value of Ps. 2.2 billion.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.  In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):
Airport	4Q18	4Q19	Change	12M18	12M19	Change
Guadalajara
Aeronautical services	750,204	774,941	3.3%	2,824,677	2,978,617	5.4%
Non-aeronautical services	222,517	222,212	(0.1%)	796,739	938,445	17.8%
Improvements to concession assets (IFRIC 12)	(19,701)	161,746	(921.0%)	110,415	858,807	677.8%
Total Revenues	953,020	1,158,898	21.6%	3,731,830	4,775,868	28.0%
Operating income	655,621	673,143	2.7%	2,454,759	2,599,316	5.9%
EBITDA	735,798	765,763	4.1%	2,765,641	2,945,902	6.5%

Tijuana
Aeronautical services	362,834	410,970	13.3%	1,344,122	1,568,297	16.7%
Non-aeronautical services	93,537	123,541	32.1%	326,214	454,098	39.2%
Improvements to concession assets (IFRIC 12)	(46,530)	283,464	(709.2%)	100,986	300,221	197.3%
Total Revenues	409,841	817,975	99.6%	1,771,323	2,322,617	31.1%
Operating income	277,271	345,758	24.7%	1,042,367	1,274,901	22.3%
EBITDA	325,496	396,121	21.7%	1,223,272	1,481,884	21.1%

Los Cabos
Aeronautical services	311,955	339,623	8.9%	1,244,106	1,364,746	9.7%
Non-aeronautical services	182,112	199,364	9.5%	698,891	787,424	12.7%
Improvements to concession assets (IFRIC 12)	130,404	113,830	(12.7%)	346,956	299,155	(13.8%)
Total Revenues	624,471	652,817	4.5%	2,289,954	2,451,326	7.0%
Operating income	319,275	351,725	10.2%	1,272,180	1,397,328	9.8%
EBITDA	374,877	412,008	9.9%	1,490,038	1,631,997	9.5%

Puerto Vallarta
Aeronautical services	273,507	295,320	8.0%	1,088,417	1,183,610	8.7%
Non-aeronautical services	96,661	106,914	10.6%	399,427	455,699	14.1%
Improvements to concession assets (IFRIC 12)	30,022	48,780	62.5%	40,330	57,697	43.1%
Total Revenues	400,190	451,014	12.7%	1,528,174	1,697,007	11.0%
Operating income	227,131	258,493	13.8%	942,551	1,051,669	11.6%
EBITDA	265,673	298,376	12.3%	1,095,781	1,208,053	10.2%

Montego Bay
Aeronautical services	337,812	335,729	(0.6%)	1,419,674	1,512,164	6.5%
Non-aeronautical services	138,971	138,072	(0.6%)	543,878	585,325	7.6%
Improvements to concession assets (IFRIC 12)	232,887	52,153	(77.6%)	545,959	136,363	(75.0%)
Total Revenues	709,669	525,954	(25.9%)	2,509,511	2,233,853	(11.0%)
Operating income	128,006	157,091	22.7%	642,714	820,833	27.7%
EBITDA	219,574	211,985	(3.5%)	997,677	1,028,765	3.1%

Airport	4Q18	4Q19	Change	12M18	12M19	Change
Guanajuato
Aeronautical services	80,169	149,545	86.5%	306,118	584,650	91.0%
Non-aeronautical services	24,116	48,564	101.4%	82,922	180,327	117.5%
Improvements to concession assets (IFRIC 12)	45,202	30,403	(32.7%)	47,541	32,853	(30.9%)
Total Revenues	149,487	228,512	52.9%	436,581	797,829	82.7%
Operating income	37,608	100,945	168.4%	153,575	477,317	210.8%
EBITDA	56,740	151,206	166.5%	226,211	579,004	156.0%

Hermosillo
Aeronautical services	134,119	91,634	(31.7%)	484,799	337,380	(30.4%)
Non-aeronautical services	40,694	27,631	(32.1%)	148,119	97,696	(34.0%)
Improvements to concession assets (IFRIC 12)	(24,809)	836	(103.4%)	16,244	3,332	(79.5%)
Total Revenues	150,005	120,101	(19.9%)	649,162	438,408	(32.5%)
Operating income	112,187	62,408	(44.4%)	408,037	191,079	(53.2%)
EBITDA	128,845	80,953	(37.2%)	469,110	266,107	(43.3%)

Others (1)
Aeronautical services	212,407	373,344	75.8%	787,242	1,018,256	29.3%
Non-aeronautical services	52,558	96,249	83.1%	187,340	272,485	45.4%
Improvements to concession assets (IFRIC 12)	78,283	149,190	90.6%	231,771	218,371	(5.8%)
Total Revenues	343,248	618,783	80.3%	1,206,354	1,509,112	25.1%
Operating income	85,659	104,703	22.2%	313,021	357,454	14.2%
EBITDA	132,177	167,613	26.8%	500,017	567,812	13.6%

Total
Aeronautical services	2,463,008	2,771,105	12.5%	9,499,154	10,547,720	11.0%
Non-aeronautical services	851,166	962,547	13.1%	3,183,532	3,771,500	18.5%
Improvements to concession assets (IFRIC 12)	425,757	840,402	97.4%	1,440,204	1,906,801	32.4%
Total Revenues	3,739,930	4,574,054	22.3%	14,122,890	16,226,021	14.9%
Operating income	1,842,756	2,054,264	11.5%	7,229,205	8,169,896	13.0%
EBITDA	2,239,179	2,484,025	10.9%	8,767,746	9,709,525	10.7%
(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali, Morelia and Kingston airports.

Exhibit B: Consolidated statement of financial position as of December 31 (in thousands of pesos):
	2018	2019	Change	%
Assets
Current assets
Cash and cash equivalents	6,151,457	7,500,193	1,348,736	21.9%
Trade accounts receivable - net	1,395,362	1,479,410	84,048	6.0%
Other current assets	293,388	387,881	94,493	32.2%
Total current assets	7,840,207	9,367,484	1,527,277	19.5%

Advanced payments to suppliers	226,548	241,231	14,683	6.5%
Machinery, equipment and improvements to leased buildings - net	1,906,233	1,905,684	(549)	(0.0%)
Improvements to concession assets - net	10,982,860	12,063,383	1,080,523	9.8%
Airport concessions - net	11,412,119	10,821,596	(590,523)	(5.2%)
Rights to use airport facilities - net	930,296	873,598	(56,698)	(6.1%)
Deferred income taxes	5,472,279	5,648,944	176,665	3.2%
Other non-current assets	779,960	655,884	(124,076)	(15.9%)
Total assets	39,550,502	41,577,804	2,027,302	5.1%

Liabilities
Current liabilities	2,172,523	4,676,566	2,504,043	115.3%
Long-term liabilities	15,605,829	16,231,795	625,966	4.0%
Total liabilities	17,778,352	20,908,361	3,130,009	17.6%

Stockholders' Equity
Common stock	7,777,576	6,185,082	(1,592,494)	(20.5%)
Legal reserve	1,345,709	1,592,551	246,842	18.3%
Net income	5,037,368	5,360,152	322,784	6.4%
Retained earnings	4,514,703	4,579,883	65,180	1.4%
Reserve for share repurchase	2,983,374	3,283,374	300,000	10.1%
Repurchased shares	(1,733,374)	(1,733,374)	-	0.0%
Foreign currency translation reserve	775,619	525,992	(249,627)	(32.2%)
Remeasurements of employee benefit – Net	8,010	6,606	(1,404)	(17.5%)
Cash flow hedges- Net	-	(172,094)	(172,094)	100.0%
Total controlling interest	20,708,985	19,628,172	(1,080,813)	(5.2%)
Non-controlling interest	1,063,164	1,041,271	(21,894)	(2.1%)
Total stockholder´s equity	21,772,150	20,669,443	(1,102,707)	(5.1%)

Total liabilities and stockholders' equity	39,550,502	41,577,804	2,027,302	5.1%
The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):
	4Q18	4Q19	Change	12M18	12M19	Change
Cash flows from operating activities:
Consolidated net income	1,195,265	1,430,900	19.7%	5,138,631	5,454,742	6.2%

Postemployment benefit costs	(7,018)	13,522	(292.7%)	7,465	22,733	204.5%
Allowance expected credit loss	(11,644)	(18,868)	62.0%	(15,131)	5,299	(135.0%)
Depreciation and amortization	405,887	489,007	20.5%	1,569,637	1,776,137	13.2%
Loss on sale of machinery, equipment and improvements to leased assets	5,554	(597)	(110.7%)	5,554	586	(89.4%)
Interest expense	264,344	292,904	10.8%	896,165	1,142,086	27.4%
Share of (loss) profit of associate	100	(90)	(190.0%)	947	(79)	(108.3%)
Provisions	(7,510)	1,770	(123.6%)	(2,650)	6,930	(361.5%)
Income tax expense	537,798	319,297	(40.6%)	1,869,041	1,891,443	1.2%
Unrealized exchange gain (loss)	132,552	(149,080)	(212.5%)	10,827	(111,544)	(1130.3%)
Net (gain) loss on derivative financial instruments	(3,610)	(32,141)	790.3%	(29,643)	149,770	(605.3%)
	2,511,719	2,346,624	(6.6%)	9,450,843	10,338,103	9.4%

Changes in working capital:
(Increase) decrease in
Trade accounts receivable	(391,157)	(442,310)	13.1%	(383,361)	(101,537)	(73.5%)
Recoverable tax on assets and other assets	60,340	83,437	38.3%	93,827	(28,591)	(130.5%)
Increase (decrease) in
Concession taxes payable	131,954	193,132	46.4%	43,672	57,378	31.4%
Accounts payable	132,779	105,783	(20.3%)	294,070	61,761	(79.0%)
Cash generated by operating activities	2,445,635	2,286,666	(6.5%)	9,499,051	10,327,114	8.7%
Income taxes paid	(591,249)	(535,492)	(9.4%)	(2,263,432)	(2,163,057)	(4.4%)
Net cash flows provided by operating activities	1,854,386	1,751,174	(5.6%)	7,235,619	8,164,057	12.8%

Cash flows from investing activities:
Machinery, equipment and improvements to concession assets	(808,007)	(702,351)	(13.1%)	(2,501,656)	(2,478,988)	(0.9%)
Cash flows from sales of machinery and equipment	6,156	2,428	(60.6%)	6,604	4,186	(36.6%)
Other investment activities	(7,023)	(15,460)	120.1%	(15,039)	(13,665)	(9.1%)
Cash flows by concession right	(39,900)	(97,628)	144.7%	(40,320)	(97,627)	142.1%
Net cash used by investment activities	(848,774)	(813,011)	(4.2%)	(2,550,411)	(2,586,095)	1.4%

Cash flows from financing activities:
Dividends declared and paid	(2,002,443)	(2,212,673)	10.5%	(4,004,886)	(4,425,346)	10.5%
Dividends of finance borrowings paid to non-controlling interest	(2,845)	(146,715)	5056.9%	(274,685)	(146,715)	(46.6%)
Capital distribution	-	-	0.0%	(1,250,870)	(1,592,494)	27.3%
Debt securities	-	-	0.0%	-	3,000,000	100.0%
Proceeds from bank loans	196,015	-	(100.0%)	534,807	96,308	(82.0%)
Payments on bank loans	(2,611)	-	(100.0%)	(252,095)	-	(100.0%)
Interest paid	(178,274)	(219,836)	23.3%	(903,728)	(1,143,318)	26.5%
Interest paid on lease	(3,733)	(818)	(78.1%)	(3,733)	(3,703)	(0.8%)
Payments of obligations for leasing	(11,504)	(4,218)	(63.3%)	(11,504)	(16,261)	41.3%
Net cash flows used in financing activities	(2,005,395)	(2,584,260)	28.9%	(6,166,694)	(4,231,529)	(31.4%)

Effects of exchange rate changes on cash held	9,665	27,734	187.0%	(97,200)	2,303	(102.4%)
Net increase in cash and cash equivalents	(990,118)	(1,618,363)	63.5%	(1,578,686)	1,348,736	(185.4%)
Cash and cash equivalents at beginning of year	7,141,575	9,118,556	27.7%	7,730,143	6,151,457	(20.4%)
Cash and cash equivalents at the end of year	6,151,457	7,500,193	21.9%	6,151,457	7,500,193	21.9%

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):
	4Q18	4Q19	Change	12M18	12M19	Change
Revenues
Aeronautical services	2,463,008	2,771,105	12.5%	9,499,154	10,547,720	11.0%
Non-aeronautical services	851,166	962,547	13.1%	3,183,532	3,771,500	18.5%
Improvements to concession assets (IFRIC 12)	425,757	840,402	97.4%	1,440,204	1,906,801	32.4%
Total revenues	3,739,931	4,574,055	22.3%	14,122,890	16,226,021	14.9%

Operating costs
Costs of services:	705,634	773,571	9.6%	2,453,722	2,744,864	11.9%
Employee costs	188,514	248,330	31.7%	773,630	877,068	13.4%
Maintenance	186,767	176,241	(5.6%)	528,929	578,510	9.4%
Safety, security & insurance	101,706	118,108	16.1%	386,079	428,208	10.9%
Utilities	93,440	110,737	18.5%	334,994	380,370	13.5%
Other operating expenses	135,207	120,155	(11.1%)	430,090	480,708	11.8%

Technical assistance fees	107,773	116,536	8.1%	411,477	461,549	12.2%
Concession taxes	274,274	402,758	46.8%	1,076,350	1,318,220	22.5%
Depreciation and amortization	405,887	489,007	20.5%	1,569,637	1,776,137	13.2%
Cost of improvements to concession assets (IFRIC 12)	425,757	840,402	97.4%	1,440,204	1,906,801	32.4%
Other (income) expense	(40,708)	17,751	(143.6%)	(73,152)	1,212	(101.7%)
Total operating costs	1,878,617	2,640,025	40.5%	6,878,238	8,208,783	19.3%
Income from operations	1,861,314	1,934,030	3.9%	7,244,652	8,017,238	10.7%

Financial Result	(128,150)	(183,924)	43.5%	(236,033)	(671,132)	184.3%
Share of (loss) profit of associates	(100)	91	191.0%	(947)	79	108.3%
Income before income taxes	1,733,065	1,750,197	1.0%	7,007,672	7,346,185	4.8%
Income taxes	(537,798)	(319,297)	(40.6%)	(1,869,041)	(1,891,443)	1.2%
Net income	1,195,266	1,430,900	19.7%	5,138,631	5,454,742	6.2%
Currency translation effect	216,170	(223,078)	(203.2%)	(103,569)	(269,440)	160.2%
Cash flow hedges, net of income tax	-	(172,094)	100.0%	-	(172,094)	100.0%
Remeasurements of employee benefit – net income tax	(303)	(964)	218.2%	(161)	(1,404)	770.8%
Comprehensive income	1,411,133	1,034,764	(26.7%)	5,034,901	5,011,804	(0.5%)
Non-controlling interest	(48,923)	3,458	107.1%	(98,375)	(74,777)	24.0%
Comprehensive income attributable to controlling interest	1,362,210	1,038,222	(23.8%)	4,936,526	4,937,027	0.0%
The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):
	Common Stock	Legal Reserve	Reserve for Share Repurchase	Repurchased Shares	Retained Earnings	Other comprehensive income	Total controlling interest	Non- controlling interest	Total Stockholders' Equity
Balance as of January 1, 2018	9,028,446	1,119,029	2,728,374	(1,733,374)	9,001,269	884,471	21,028,215	1,048,554	22,076,769
Transfer of earnings	-	226,680	-	-	(226,680)	-	-	-	-
Dividends declared	-	-	-	-	(4,004,886)	-	(4,004,886)	-	(4,004,886)
Reserve for repurchase of share	-	-	255,000	-	(255,000)	-	-	-	-
Capital distribution	(1,250,870)	-	-	-	-	-	(1,250,870)	-	(1,250,870)
Dividends paid non-controlling interest	-	-	-	-	-	-	-	(83,764)	(83,764)
Comprehensive income:
Net income	-	-	-	-	5,037,368	-	5,037,368	101,263	5,138,631
Foreign currency translation reserve	-	-	-	-	-	(100,681)	(100,681)	(2,888)	(103,569)
Remeasurements of employee benefit – Net	-	-	-	-	-	(161)	(161)	-	(161)
Balance as of December 31, 2018	7,777,576	1,345,709	2,983,374	(1,733,374)	9,552,071	783,629	20,708,985	1,063,165	21,772,150
Transfer of earnings	-	246,842	-	-	(246,842)	-	-	-	-
Dividends declared	-	-	-	-	(4,425,346)	-	(4,425,346)	-	(4,425,346)
Reserve for repurchase of share	-	-	300,000	-	(300,000)	-	-	-	-
Capital distribution	(1,592,494)	-	-	-	-	-	(1,592,494)	-	(1,592,494)
Dividends paid non-controlling interest	-	-	-	-	-	-	-	(96,671)	(96,671)
Comprehensive income:
Net income	-	-	-	-	5,360,152	-	5,360,152	94,590	5,454,742
Foreign currency translation reserve	-	-	-	-	-	(249,627)	(249,627)	(19,813)	(269,440)
Remeasurements of employee benefit – Net	-	-	-	-	-	(1,404)	(1,404)	-	(1,404)
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	(172,094)	(172,094)	-	(172,094)
Balance as of December 31, 2019	6,185,082	1,592,551	3,283,374	(1,733,374)	9,940,035	360,504	19,628,172	1,041,271	20,669,443

For presentation purposes, the 25.5% stake in Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007 were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue being prepared in accordance with IFRS, as issued by the IASB.

Exhibit F: Other operating data:						Table V
	4Q18	4Q19	Change	12M18	12M19	Change
Total passengers	11,465.2	12,748.3	11.2%	44,947.9	48,708.6	8.4%
Total cargo volume (in WLUs)	613.0	626.5	2.2%	2,213.1	2,238.5	1.1%
Total WLUs	12,078.0	13,374.8	10.7%	47,161.0	50,947.1	8.0%

Aeronautical & non aeronautical services per passenger (pesos)	289.1	292.9	1.3%	282.2	294.0	4.2%
Aeronautical services per WLU (pesos)	203.9	207.2	1.6%	201.4	207.0	2.8%
Non aeronautical services per passenger (pesos)	74.2	75.5	1.7%	70.8	77.4	9.3%
Cost of services per WLU (pesos)	58.4	57.8	(1.0%)	52.0	53.9	3.6%
WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

IR Contacts:
Saúl Villarreal, Chief Financial and Administrative Officer	svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IR and Financial Planning Manager	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +523338801100 ext.20294
Maria Barona, i-advize Corporate Communications	mbarona@i-advize.com

______________________________

[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

[2] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: February 20, 2020	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer